[DECHERT LLP LETTERHEAD]

August 3, 2009

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          ING Equity Trust

(File Nos. 333-56881, 811-08817)

Dear Mr. Thompson:

This letter responds to a comment provided to Jules Baughns for Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). Our summary of the comment and our response thereto is provided below. The discussion below focuses on the Class A, Class B and Class C Prospectus and the related Statement of Additional Information (“SAI”) for the ING Index Plus LargeCap Equity Fund X (“Fund”). In addition, attached is the requested Tandy Letter (Attachment A).

COMBINED CLASS A, CLASS B, CLASS C PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

1.                                      Comment:               The Staff noted that on page 2 of the prospectus under “The Investment Objective” it states that the Fund’s investment objective is not fundamental and may be changed without a shareholder vote while the SAI on page 39 under “Fundamental Investment Restrictions and Policies” states that the investment objective is a fundamental policy.

Response:             We note the inconsistency between the prospectus and the SAI. The SAI correctly states that the Fund’s investment objective is a fundamental investment policy. The prospectus will be revised accordingly in the 485(b) filing for the Fund.

*              *              *

Should you have any questions, please do not hesitate to contact the undersigned at 202.261.3445.

Kind regards,

/s/ Jules Baughns
Jules Baughns
Dechert LLP

Attachment:          Paul A. Caldarelli

Counsel

ING U.S. Legal Services

ATTACHMENT A

[ING FUNDS LOGO]

August 3, 2009

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ING Equity Trust
(File Nos. 333-56881, 811-08817)

Dear Mr. Thompson;

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2649.  Thank you.

Regards,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment
cc:	Jeffrey Puretz
Dechert LLP